FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Board Change



Acambis announces forthcoming retirement of Chief Scientific Officer


Cambridge, UK and Cambridge, Massachusetts - 17 May 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that Dr Thomas Monath, 65, will retire as Chief Scientific Officer and Executive Director of Acambis at the Annual General Meeting on 23 June 2006. Dr Monath will then serve as a Non-Executive Director of Acambis until 1 September 2006 following which he will provide advice to Acambis from time to time on its smallpox and ChimeriVax vaccines.

Dr Monath has been with Acambis and its predecessor companies for over 14 years. Having previously served as Vice President, Research and Medical Affairs, he was appointed Chief Scientific Officer and a member of the Board in March 2002. During that time, he has overseen the development of many of the products within Acambis' pipeline of vaccines.


Dr Monath said:

"My 14 years at Acambis have been some of the most rewarding of my career. During my time with the Company, Acambis has matured considerably and has an excellent management team at the Board, scientific and operational level. I am very proud of our achievement in delivering on the ACAM2000 US Government contract, for which the ACAM2000 Biologics License Application was recently submitted to the FDA, and that our pipeline has continued to advance so successfully. I will maintain strong links with the Company and have every confidence that the scientists and management team will continue to take the company from strength to strength."


Gordon Cameron, Chief Executive Officer of Acambis, said:

"We are indebted to Tom for spearheading the research programmes that have grown into the core of our development-stage pipeline. Although Tom is retiring from his full-time role, I am delighted that he will maintain his links with the Company and we look forward to continuing to benefit from his knowledge and experience through that relationship."

                                     -ends-


Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 17 May 2006                            ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.